EXHIBIT 99.1

Colliers International reports strong fourth quarter and full year results

Revenues up 27% for fourth quarter and up 20% for full year

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2017	2016	2017	2016

Revenues	$734.2	$576.0	$2,275.4	$1,896.7
Adjusted EBITDA (note 1)	101.1	90.4	242.3	203.1
Adjusted EPS (note 2)	1.41	1.22	3.11	2.44

GAAP operating earnings	84.0	76.1	166.8	146.2
GAAP EPS	0.86	1.14	1.25	1.75

TORONTO, Feb. 14, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today announced fourth quarter and full year operating and financial results for the year ended December 31, 2017. All amounts are in US dollars.

For the quarter ended December 31, 2017, revenues were $734.2 million, a 27% increase (25% in local currency) relative to the comparable prior year period, adjusted EBITDA (note 1) was $101.1 million, up 12% (10% in local currency) and adjusted EPS (note 2) was $1.41, up 16% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.03 lower excluding foreign exchange impacts. GAAP operating earnings were $84.0 million, relative to $76.1 million in the prior year period. GAAP EPS was $0.86 per share, relative to $1.14 per share in the prior year period, and included a one-time charge of $13.3 million ($0.34 per share) to re-measure US deferred income tax assets at lower corporate tax rates upon the enactment of the Tax Cuts and Jobs Act in the United States. Fourth quarter GAAP EPS would have been approximately $0.03 lower excluding changes in foreign exchange rates.

For the year ended December 31, 2017, revenues were $2.28 billion, a 20% increase (19% in local currency) relative to the comparable prior year period, adjusted EBITDA was $242.3 million, up 19% (18% in local currency) and adjusted EPS was $3.11, up 27% versus the prior year period. Full year adjusted EPS would have been approximately $0.03 lower excluding foreign exchange impacts. GAAP operating earnings were $166.8 million, relative to $146.2 million in the prior year period. GAAP EPS was $1.25 per share, compared to $1.75 per share in the prior year, with the current year impacted by (i) a significant increase in the non-controlling interest redemption increment related to the quarterly non-cash balance sheet revaluation of non-controlling interests and (ii) the re-measurement of US deferred income tax assets as noted above. Full year GAAP EPS would have been approximately $0.03 lower excluding changes in foreign exchange rates.

“Colliers generated strong results for the fourth quarter and full year across our all major markets through a combination of acquisitions and solid internal growth,” said Jay S. Hennick, Chairman and CEO of Colliers International. “Client demand and skilful execution drove revenues to record levels, while our leadership team continued to successfully expand and diversify our global platform. With a strong balance sheet providing ample capacity to fund our continued growth, prudent investments in technology to add value to clients and better enable our professionals to execute, a significant acquisition in the Nordics to start the year and a stable outlook for 2018, we remain on-track to achieving our ambitious five-year growth plan to double our size by the year 2020,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Growth	Growth	December 31		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC %	2017	2016	in US$ %	in LC %

Outsourcing & Advisory	$234,852	$198,007	19%	15%	$793,650	$717,857	11%	10%
Lease Brokerage	256,592	191,690	34%	32%	755,851	604,339	25%	24%
Sales Brokerage	242,802	186,331	30%	28%	725,861	574,528	26%	25%

Total revenues	$734,246	$576,028	27%	25%	$2,275,362	$1,896,724	20%	19%

Consolidated revenues for the fourth quarter grew 25% on a local currency basis, with all service lines contributing to growth. Consolidated internal revenues measured in local currencies were up 13% (note 3), led by very strong Lease Brokerage activity in the Americas region and a significant rebound in Sales Brokerage revenues in the EMEA region relative to unusually low activity levels in the prior year quarter in the aftermath of the June 2016 “Brexit” vote.

For the year ended December 31, 2017, consolidated revenues grew 19% on a local currency basis, led by strong growth in both Lease Brokerage and Sales Brokerage, predominately in the Americas. Internal revenue growth in local currencies was 7%, with the balance from acquisitions completed during the past year.

Segmented Fourth Quarter Results
Americas region revenues totalled $402.8 million for the fourth quarter compared to $291.3 million in the prior year quarter, which represented a 37% increase on a local currency basis. Recent acquisitions contributed 21% to growth and internal growth in local currencies was 16%. Internal growth was generated from very strong Lease Brokerage activity, particularly in the US. Adjusted EBITDA was $40.0 million, versus $34.1 million the prior year quarter, with margin impacted by (i) ongoing investments in people to strengthen operations and add service line capabilities and (ii) greater contribution to revenues from lower margin operations in the US. GAAP operating earnings were $33.7 million, relative to $29.4 million in the prior year quarter.

EMEA region revenues totalled $183.8 million for the fourth quarter compared to $152.2 million in the prior year quarter, which equated to a 15% increase on a local currency basis. Internal growth was 11%, while acquisitions contributed 4% growth. Internal growth was driven by Sales Brokerage activity during the quarter, particularly in the UK. Adjusted EBITDA was $37.2 million, up 7% from $34.9 million, with margin impacted by additional investment in people and performance-based incentive compensation. GAAP operating earnings were $31.1 million, up from $28.8 million in the fourth quarter of 2016.

Asia Pacific region revenues totalled $147.0 million for the fourth quarter compared to $132.2 million in the prior year quarter, which represented a 9% increase on a local currency basis. Internal revenue growth was 8% and a recent acquisition contributed 1%. Adjusted EBITDA was $28.7 million, up 17% from $24.5 million. GAAP operating earnings were $26.8 million, up from $22.9 million in the prior year quarter.

Global corporate costs as reported in Adjusted EBITDA were $4.8 million in the fourth quarter, relative to $3.1 million in the prior year period, with the increase attributable to higher performance-based management incentive compensation accruals. The GAAP operating loss was $7.6 million, relative to $5.1 million in the fourth quarter of 2016.

Segmented Full Year Results
The Americas region’s revenues totalled $1.31 billion for the full year compared to $1.02 billion in the prior year, which equated to a 28% increase on a local currency basis. Revenue growth was comprised of 20% growth from acquisitions and 8% internal growth. Internal growth for the year was evenly weighted among all three services lines. Adjusted EBITDA was $122.5 million, up 15% from $106.7 million in the prior year, with the growth rate impacted by (i) investments in people to strengthen operations and add service line capabilities as well as (ii) greater revenue contribution from lower margin operations in the US. GAAP operating earnings were $86.7 million, versus $85.3 million in 2016, with growth largely offset by acquisition-related items and amortization of intangible assets related to recent acquisitions.

EMEA region revenues totalled $521.3 million for the year compared to $474.9 million in the prior year, which equated to a 9% increase on a local currency basis. Revenue growth was comprised of 6% from acquisitions and 3% internal growth. Internal growth was concentrated in Sales Brokerage, primarily in the UK. Adjusted EBITDA was $69.4 million, versus $55.9 million in the prior year, an increase of 24%. GAAP operating earnings were $47.9 million, up from $34.3 million in 2016.

Asia Pacific region revenues totalled $441.5 million for the year compared to $399.4 million in the prior year, which equated to a 9% increase on a local currency basis, almost entirely from internal growth across all three service lines. Adjusted EBITDA was $62.0 million, up from $51.4 million in the prior year, an increase of 20%. GAAP operating earnings were $55.7 million, up from $45.6 million in the prior year.

Global corporate costs as reported in Adjusted EBITDA were $11.6 million for the year, versus $11.0 million in the prior year, with the increase attributable to higher performance-based compensation accruals. The GAAP operating loss for the year was $23.5 million versus a loss of $19.0 million in 2016, with the current year’s result impacted by acquisition-related items and restructuring costs.

Impact of US Tax Reform
On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States (“US Tax Reform”), lowering US corporate income tax rates as of January 1, 2018. The impact of US Tax Reform on Colliers is a one-time increase in income tax expense of $13.3 million ($0.34 per common share) for the year ended December 31, 2017 due to the re-measurement of US deferred income tax assets at lower enacted corporate tax rates for 2018 and beyond. The Company believes that presenting its results excluding the 2017 impact of US Tax Reform is meaningful as excluding this non-recurring, non-cash item increases the comparability of period-to-period results (see notes 1 and 2 below).

US Tax Reform is expected to favourably impact the Company’s consolidated income tax rate going forward. For 2018, assuming a consistent geographical mix of earnings, a consolidated income tax rate of 30-32% is expected.

Conference Call
Colliers will be holding a conference call on Wednesday, February 14, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available at www.sedar.com.

Notes

1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2017	2016	2017	2016

Net earnings	$42,788	$50,320	$92,132	$91,571
Income tax	37,106	23,691	63,300	47,829
Other income, net	1,868	(233)	(500)	(2,417)
Interest expense, net	2,188	2,277	11,895	9,190
Operating earnings	83,950	76,055	166,827	146,173
Depreciation and amortization	13,610	11,886	52,992	44,924
Acquisition-related items	1,260	1,162	14,927	3,559
Restructuring costs	1,300	547	3,104	5,127
Stock-based compensation expense	1,013	790	4,425	3,279
Adjusted EBITDA	$101,133	$90,440	$242,275	$203,062

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) income tax expense on enactment of US Tax Reform; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2017	2016	2017	2016

Net earnings	$42,788	$50,320	$92,132	$91,571
Non-controlling interest share of earnings	(7,772)	(8,826)	(20,236)	(20,085)
Income tax expense on enactment of US Tax Reform	13,325	-	13,325	-
Amortization of intangible assets	6,511	5,674	26,658	21,293
Acquisition-related items	1,260	1,162	14,927	3,559
Stock-based compensation expense	1,013	790	4,425	3,279
Restructuring costs	1,300	547	3,104	5,127
Income tax on adjustments	(2,298)	(1,846)	(8,820)	(8,202)
Non-controlling interest on adjustments	(582)	(514)	(3,359)	(1,846)
Adjusted net earnings	$55,545	$47,307	$122,156	$94,696

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2017	2016	2017	2016

Diluted net earnings per common share	$0.86	$1.14	$1.25	$1.75
Non-controlling interest redemption increment	0.02	(0.07)	0.58	0.09
Income tax expense on enactment of US Tax Reform	0.34	-	0.34	-
Amortization of intangible assets, net of tax	0.11	0.09	0.43	0.35
Acquisition-related items	0.03	0.03	0.34	0.08
Restructuring costs, net of tax	0.02	0.01	0.06	0.09
Stock-based compensation expense, net of tax	0.03	0.02	0.11	0.08
Adjusted EPS	$1.41	$1.22	$3.11	$2.44

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2017	2016	2017	2016

Revenues	$734,245	$576,028	$2,275,362	$1,896,724

Cost of revenues	462,221	346,865	1,427,281	1,179,773
Selling, general and administrative expenses	173,204	140,060	613,335	522,295
Depreciation	7,099	6,212	26,334	23,631
Amortization of intangible assets	6,511	5,674	26,658	21,293
Acquisition-related items (1)	1,260	1,162	14,927	3,559
Operating earnings	83,950	76,055	166,827	146,173
Interest expense, net	2,188	2,277	11,895	9,190
Other income	1,868	(233)	(500)	(2,417)
Earnings before income tax	79,894	74,011	155,432	139,400
Income tax (2)	37,106	23,691	63,300	47,829
Net earnings	42,788	50,320	92,132	91,571
Non-controlling interest share of earnings	7,772	8,826	20,236	20,085
Non-controlling interest redemption increment	865	(2,758)	22,583	3,521
Net earnings attributable to Company	$34,151	$44,252	$49,313	$67,965

Net earnings per common share
Basic	$0.88	$1.15	$1.27	$1.76
Diluted	$0.86	$1.14	$1.25	$1.75

Adjusted EPS (3)	$1.41	$1.22	$3.11	$2.44

Weighted average common shares (thousands)
Basic	38,908	38,631	38,830	38,596
Diluted	39,494	38,899	39,308	38,868

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2) Income tax expense for the three months and year ended December 31, 2017 includes a $13,325 charge on the re-valuation of US deferred income tax assets in connection with the enactment of US Tax Reform.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2017	December 31, 2016

Assets
Cash and cash equivalents	$108,523	$113,148
Accounts receivable	383,385	311,020
Prepaids and other assets	109,926	82,154
Current assets	601,834	506,322
Other non-current assets	65,632	48,860
Fixed assets	83,899	65,274
Deferred income tax	52,394	82,252
Goodwill and intangible assets	638,166	487,563
Total assets	$1,441,925	$1,190,271

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$618,613	$483,376
Other current liabilities	51,990	24,890
Long-term debt - current	2,426	1,961
Current liabilities	673,029	510,227
Long-term debt - non-current	247,467	260,537
Other liabilities	67,904	57,609
Deferred income tax	18,579	14,582
Redeemable non-controlling interests	145,489	134,803
Shareholders' equity	289,457	212,513
Total liabilities and equity	$1,441,925	$1,190,271

Supplemental balance sheet information
Total debt	$249,893	$262,498
Total debt, net of cash	141,370	149,350
Net debt / pro forma adjusted EBITDA ratio	0.6	0.7

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$42,788	$50,321	$92,132	$91,571
Items not affecting cash:
Depreciation and amortization	13,609	11,886	52,992	44,924
Deferred income tax	15,584	4,247	19,723	9,998
Other	5,774	1,639	32,378	14,880
	77,755	68,093	197,225	161,373

Net change from assets/liabilities
Accounts receivable	(52,314)	(41,873)	(40,045)	(16,737)
Prepaids and other current assets	(6,071)	(8,959)	(4,712)	(13,469)
Payables and accruals	132,945	88,490	58,118	23,155
Other	(2,065)	2,569	8,751	2,531
Contingent acquisition consideration paid	(5,374)	-	(6,487)	(591)
Net cash provided by operating activities	144,876	108,320	212,850	156,262

Investing activities
Acquisition of businesses, net of cash acquired	(3,509)	(9,741)	(58,674)	(82,073)
Purchases of fixed assets	(10,593)	(8,804)	(39,472)	(25,046)
Other investing activities	(8,311)	(8,287)	(43,101)	(26,570)
Net cash used in investing activities	(22,413)	(26,832)	(141,247)	(133,689)

Financing activities
(Decrease) increase in long-term debt, net	(123,526)	(66,805)	(21,589)	16,953
Purchases of non-controlling interests, net of sales	(1,822)	(355)	(36,978)	(13,274)
Dividends paid to common shareholders	-	-	(3,875)	(3,471)
Distributions paid to non-controlling interests	(3,291)	(3,106)	(20,797)	(16,495)
Other financing activities	152	639	(694)	1,432
Net cash used in financing activities	(128,487)	(69,627)	(83,933)	(14,855)

Effect of exchange rate changes on cash	4,725	(7,623)	7,705	(10,720)

(Decrease) Increase in cash and cash equivalents	(1,299)	4,238	(4,625)	(3,002)

Cash and cash equivalents, beginning of period	109,822	108,910	113,148	116,150

Cash and cash equivalents, end of period	$108,523	$113,148	$108,523	$113,148

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended December 31

2017
Revenues	$402,834	$183,788	$147,038	$585	$734,245
Adjusted EBITDA	39,981	37,243	28,661	(4,752)	101,133
Operating earnings	33,686	31,074	26,791	(7,601)	83,950

2016
Revenues	$291,342	$152,175	$132,182	$329	$576,028
Adjusted EBITDA	34,132	34,917	24,514	(3,123)	90,440
Operating earnings	29,408	28,780	22,917	(5,050)	76,055

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Twelve months ended December 31

2017
Revenues	$1,310,551	$521,284	$441,544	$1,983	$2,275,362
Adjusted EBITDA	122,463	69,394	61,981	(11,563)	242,275
Operating earnings	86,741	47,920	55,698	(23,532)	166,827

2016
Revenues	$1,021,317	$474,868	$399,368	$1,171	$1,896,724
Adjusted EBITDA	106,659	55,924	51,448	(10,969)	203,062
Operating earnings	85,255	34,275	45,614	(18,971)	146,173

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Financial Officer

(416) 960-9500